1 For Immediate Release: July 15, 2024 VERSABANK APPOINTS SENIOR EXECUTIVES TO U.S. SUBSIDIARY AHEAD OF U.S. BANK ACQUISITION LONDON, ON/CNW – VersaBank (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced the appointments of four senior executives to its newly created U.S. subsidiary, VersaBank USA: • Tel Matrundola, President; • Shawn Clarke, Chief Operating Officer; • Tim Bloom, Chief Risk Officer; and • Kevin Sullivan, Bank Secrecy Act (BSA) Officer. Messrs. Matrundola and Clarke will move from VersaBank Canada to their new roles at VersaBank USA. The appointments are subject to approval by the VersaBank USA board upon completion of the U.S. bank acquisition, which has been approved by both U.S. and Canadian regulators, and is scheduled for closing on August 30, 2024. “The appointments of these four experienced bank industry veterans establishes the senior team that will oversee our U.S. operations and will enable VersaBank to hit the ground running with our innovative Receivables Purchase Program (RPP) immediately following close of our U.S. bank acquisition later this summer,” said David Taylor, President and Chief Executive Officer, VersaBank. “Messrs. Matrundola and Clarke have played integral roles with VersaBank for 21 and 19 years, respectively, amounting to significant growth of our RPP solution in Canada, where it has grown at a compounded rate of more than 26 percent annually over the last five years. We look forward to leveraging the expertise they have gained in Canada as we launch our proven RPP solution in the multi-trillion-dollar U.S. point-of-sale financing market. Both Messrs. Matrundola and Clarke were instrumental to the success of our 18-month U.S. pilot program for the RPP. This experience will be invaluable as we broadly role out our program in the U.S. later this year. “I am very pleased to welcome Messrs. Bloom and Sullivan to VersaBank. With more than 20 years of experience in the U.S. banking sector, Mr. Bloom assumes a crucial role for our U.S. subsidiary as we adhere to the same ultra-low risk strategy in the U.S. that has resulted in our unmatched track record of no material loan losses during our 30-plus year history. “Mr. Sullivan is one of the foremost experts on financial crime and money laundering in North America. The combination of Mr. Sullivan and Garry Clement, VersaBank’s Chief Anti-Money Laundering Officer, for our Canadian banking operations and another leading expert in the field, is a formidable team to ensure VersaBank is not only in compliance with each countries’ laws and regulations, but continuously at the forefront of this ever-evolving and increasingly important challenge to financial institutions, as it has been throughout its history,” added Taylor. Tel Matrundola joined VersaBank in 2003 as Vice President of Public & Corporate Affairs. In May 2016, he was appointed Chair of PWC Capital, the former parent company of VersaBank, later serving as Chief Strategy Officer, and Executive Vice President. During Mr. Matrundola’s 20-year tenure with VersaBank, he has served continuously on every senior executive committee and has worked closely supporting the President & CEO on the Bank’s strategic initiatives. Previously, Mr. Matrundola served in the Government of Canada as Senior Policy Advisor to the Deputy Prime Minister and Minister of

2 Finance, Senior Policy Advisor to the Minister of Foreign Affairs, and Policy Advisor to the Minister of Industry. His policy focus as Senior Advisor was Canada-US Relations, NAFTA, Post 9-11 Security and Anti-Terrorism, National Security, Border Issues, and the creation of Nexus. Mr. Matrundola also has extensive experience in the Real Estate Development Industry. Mr. Matrundola earned a Ph.D. in International Relations and Diplomacy from the American Graduate School in Paris, in 1997, a Master of Arts in International Relations & Diplomacy from Schiller University’s Paris campus, in 1993, and an Honours Bachelor of Arts Degree from the University of Toronto, in 1992, with additional studies at l’Universite de Paris XI, and the University of Siena. Mr. Clarke joined VersaBank in 2009 and has held progressively senior positions in corporate development, technology, risk, and finance over his tenure with the Bank, including Chief Risk Officer and Senior Vice President, Operations, as well as Chief Operating Officer of a subsidiary of the Bank. In 2017, Mr. Clarke was appointed Chief Financial Officer and since that time has contributed to the operating performance of the Bank through his leadership and guidance in the areas of performance planning and analysis, as well as financial and capital management. He has also led important initiatives, including leading the Bank’s finance team through underwriter due diligence and analysis associated with VersaBank’s US $75 million private placement of subordinated notes with US institutional investors and the Bank’s US $63 million common share offering concurrent with the listing of the Bank’s common stock on the NASDAQ exchange, leading the Bank’s finance team through the financial and administrative due diligence associated with the acquisition of the company Digital Boundary Group by VersaBank’s wholly owned subsidiary DRT Cyber Inc. rebuilding the Bank’s financial planning function as well as leading the Bank’s adoption of IFRS 9 Financial Instruments. Mr. Clarke holds M. Eng and B.Eng degrees from McMaster University and an MBA (Finance) degree from Wilfrid Laurier University. Mr. Bloom is a results-oriented Enterprise Risk Management leader with over 20 years of experience in the financial services industry. He has held senior-level positions at leading financial institutions, including NASDAQ, SOFI Technologies, and the Federal Home Loan Bank of San Francisco, where he developed and implemented risk management frameworks and strategies that align with both organizational and regulatory objectives. A proven expert in creating risk appetite frameworks and data-driven risk management approaches, Timothy has a track record of success in mitigating risks and achieving strategic goals. In addition to his professional accomplishments, Timothy has taught Risk Management at Columbia University and holds a Master’s degree in Enterprise Risk Management from the same institution. His passion for helping organizations manage risk and achieve their goals makes him a valuable asset to our team. Mr. Sullivan has more than 30 years of experience in police and financial crime experience focusing on money laundering, narcotics, organized crime and terrorist financing and financial institution liaison. Prior thereto, Mr. Sullivan spent 22 years in law enforcement culminating in his role with the New York State Police as the New York State Money Laundering Coordinator detailed to the High Intensity Financial Crimes Area of the El Dorado Task Force Mr. Sullivan is also the author of the book AML in a Nutshell and host of the AML podcast C-Notes. Mr. Sullivan possesses a Master’s degree in Economic Crime Management from Utica University. Mr. Sullivan has assisted ACAMS with their Certified Anti-Money Laundering Specialist certification as well as other financial crimes related certifications. About VersaBank VersaBank is a Canadian Schedule I chartered (federally licensed) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model in 1993 using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

3 VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A. Forward-Looking Statements VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings and with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of our control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as several important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and U.S. economy in general and the strength of the local economies within Canada and U.S. in which we conduct operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; changing global commodity prices; the effects of competition in the markets in which we operate; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts including the crisis in Ukraine and the impact of the crisis on global supply chains; the impact of new variants of COVID-19 and the Bank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect our future results, please see our annual MD&A for the year ended October 31, 2023. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in this document and the related management’s discussion and analysis is presented to assist our shareholders and others in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this document and the related management’s discussion and analysis or made from time to time by the Bank or on its behalf. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X (formerly Twitter)